UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-39142

(Check One):  ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended:          December 31, 2021

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Porch Group, Inc.
Full Name of Registrant

N/A
Former Name, if Applicable

2200 1st Avenue South, Suite 300
Address of Principal Executive Office (Street and Number)

Seattle, Washington 98134
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Porch Group, Inc. (the “Registrant”) is filing Form 12b-25 Notification of Late Filing of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”). The Registrant became a large accelerated filer as of December 31, 2021 and, as a result, is now subject to the expanded requirements associated with the Sarbanes-Oxley Act of 2002 Section 404(a) for management’s assessment of internal control over financial reporting and Section 404(b) for internal control audit by the Registrant’s independent registered public accounting firm and to the reduced filing deadline from 90 days to 60 days after year end. For these reasons and given that some of the Registrant’s recent acquisitions require evaluation and testing, the Registrant is unable, without unreasonable effort or expense, to file the Annual Report within the prescribed time period and requires additional time to complete the procedures relating to its year-end reporting process.

In addition, in preparing the Registrant’s financial statements as of and for the year ended December 31, 2021, the Registrant identified material weaknesses in its internal control over financial reporting. These material weaknesses, including the Registrant’s remediation plans, will be explicitly discussed in the Annual Report.

The Registrant is working diligently and expects to file the Annual Report no later than the prescribed due date allowed pursuant to Rule 12b-25, which is March 16, 2022.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Marty Heimbigner	(206)	947-2472
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ⌧  Yes  ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes  ⌧  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Porch Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	By:	/s/ Marty Heimbigner
Marty Heimbigner
Chief Financial Officer